Exhibit 99.2

Itaú Corpbanca and subsidiaries
As of and for the nine-month period ended September 30, 2020 and 2019

The financial information of Itaú Corpbanca as of and for the nine-month period ended September 30, 2020 and 2019 has been published on our website in accordance with Circular No 18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

CONDENSED CONSOLIDATED BALANCE SHEET

In Ch$ million	Sep'20	Sep'19
Total loans	23,402,288	22,499,473
Total assets	36,731,915	32,476,801

Deposits and other demand liabilities	5,661,945	4,379,085
Time deposits and other time liabilities	12,092,389	11,030,415
Interbank borrowings	4,292,982	2,432,249
Debt instruments issued	6,179,471	6,282,910

Equity	2,573,771	3,654,204
Total equity attributable to equity holders of the Bank	2,496,130	3,427,114
Non-controlling interest	77,641	227,090

YTD CONSOLIDATED INCOME STATEMENT

			With reclassification of financial
			hedges[1] and impairment adjustment[2]

In Ch$ million	9M'20	9M'19	9M'20	9M'19
Net operating profit before provision for loan losses	879,233	899,136	841,369	871,282
Provisions for loan losses[3]	(284,032)	(185,103)	(274,668)	(176,352)
Total operating expenses	(1,350,198)	(542,908)	(541,351)	(542,908)
Operating income (loss)	(754,997)	171,125	25,350	152,022
Income from investments in companies	958	2,170	958	2,170
Operating income (loss) before income taxes	(754,039)	173,295	26,308	154,192
Income taxes	9,612	(48,681)	3,566	(29,578)
Consolidated income (loss) for the period	(744,427)	124,614	29,874	124,614

Net income (loss) attributable to holders of the Bank	(736,422)	117,306	27,602	117,306
Non-controlling interest	(8,005)	7,308	2,272	7,308

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad and on our loan loss provisions associated with loans in foreign currency.

2 - For presentation purposes the partial impairment of the goodwill allocated to the Chilean CGU and the total impairment of the goodwill and intangible assets generated in the ITCB business combination allocated to the Colombian CGU in June 2020 have been adjusted.

3 - Includes Ch$64.5 billion of additional provisions established during the 9M period ended September 30, 2020 (Ch$6.0 billion during the 9M period ended September 30, 2019), from which Ch$15.0 billion where established in September 2020.

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano	Gabriel Moura
Chief Accounting Officer	Chief Executive Officer